GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

February 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life &

Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”)

Variable Annuity-2 Series Account of each company (the “Registrants”)

Smart Track Advisor Variable Annuity (“STA”) and Smart Track II – 5 Year Variable

Annuity (“STII5”) of each Registrant (collectively the “Contracts”)

Post-Effective Amendments Nos. 9 and 17 to the Registration Statements on Form N-4

(collectively the “Amendments”)

File Nos. 811-05817 & 333-212090; 811-05817 & 333-203262; 811-05961 & 333-212091;

811-05961 & 333-203265

Commissioners:

On behalf of Great-West and the above-named Registrants and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), filed herewith is one electronically formatted copy of the above-captioned Amendments to each Registrant’s registration statement (the “Registration Statements”) for the Contracts.

The Registrants are filing the Amendments for the purposes of:

(i) filing an endorsement to the Contracts that will allow Owners to pre-select the Death Benefit payout option for specific Beneficiaries and specific Contingent Beneficiaries (“Pre-Selected Beneficiary Payout Options”) and revising relevant prospectus disclosure with regard to the Contracts and GLWB Riders to reflect the changes made by endorsement;

(ii) revising relevant prospectus disclosure to increase the current Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider from 0.90% to 1.00% for Contract applications signed on or after May 1, 2018;

(iii) revising relevant prospectus disclosure to allow the GLWB Riders to be elected prior to the Owner’s 86th birthday (presently, GLWB Riders must be elected prior to the Owner’s 85th birthday);

(iv) revising relevant prospectus disclosure to allow Transfers among Covered Funds associated with the GLWB Riders without incurring a 90 day restriction on subsequent Contributions to Covered Funds;

(v) revising relevant Rate Sheet Supplement disclosures to provide for an additional age band (presently, the Rate Sheet Supplements have a single band for ages 70-79; the revisions divide that band into ages 70-74 and ages 75-79); and

(vi) revising relevant Rate Sheet Supplement disclosures to provide tables that include both single GAW%s and Joint GAW%s (presently, the Rate Sheet Supplements have separate tables for single GAW%s and Joint GAW%s), as well as to display the Distribution Credit applicable to each age band within the Secure Income Max GLWB Rider.

To facilitate the Commission staff’s review of the Amendments, we are providing a courtesy copy of this letter and the STA GWLA Amendment (marked to show changes) to Mr. Frank Buda in the Division of Investment Management, Disclosure Review Office No. 3. Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of each Amendment.

I.	Summary of Changes

To facilitate the Commission staff’s review of the Amendments, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).

A. Pre-Selected Beneficiary Payout Options

1. Death Benefit section (page 45 of the attached STA GWLA Courtesy Copy). A cross-reference has been provided for the more detailed section on Pre-Selected Beneficiary Payout Options.

2. Beneficiary section (page 48 of the attached STA GWLA Courtesy Copy). A cross-reference has been provided for the more detailed section on Pre-Selected Beneficiary Payout Options.

3. Pre-Selected Beneficiary Payout Options section, (pages 48-49 of the attached STA GWLA Courtesy Copy). A new section has been added to the prospectus providing detailed disclosure on the new endorsement to the Contracts.

4. Distribution of Death Benefit (for all Contracts other than Non-Qualified Stretch Annuities) section (page 50 of the attached STA GWLA Courtesy Copy). A cross-reference has been provided for the more detailed section on Pre-Selected Beneficiary Payout Options.

5. Distribution of Death Benefit for Non-Qualified Stretch Annuities section (page 52 of the attached STA GWLA Courtesy Copy). A cross-reference has been provided for the more detailed section on Pre-Selected Beneficiary Payout Options.

B. Increase to the Guarantee Benefit Fee for the Great-West Secure Income Foundation GLWB Rider

1. Fee Tables (page 16 of the attached STA GWLA Courtesy Copy). The Fee Tables have been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider for applications signed on or after May 1, 2018.

2. Guaranteed Lifetime Withdrawal Benefit section (page 58 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider, as well as that for applications signed prior to May 1, 2018, the fee remains 0.90%.

3. Guaranteed Lifetime Withdrawal Benefit section, Guarantee Benefit Fee (page 60 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider for applications signed on or after May 1, 2018, as well as that for applications signed prior to May 1, 2018, the fee remains 0.90%.

4. Guaranteed Lifetime Withdrawal Benefit Riders section, Great-West Secure Income Foundation GLWB Rider (page 76 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to reflect an increase to the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider for applications signed on or after May 1, 2018, as well as that for applications signed prior to May 1, 2018, the fee remains 0.90%.

C. Allowing GLWB Rider Elections up to Age 85

1. Definitions section, definition of GLWB Rider Election Date (page 11 of the attached STA GWLA Courtesy Copy). The definition of GLWB Rider Election Date has been revised to allow an initial allocation to a GLWB Rider before the Owner attains the age of 86, rather than 85 years old.

2. Guaranteed Lifetime Withdrawal Benefit section (page 57 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to allow an initial allocation to a GLWB Rider before the Owner attains the age of 86, rather than 85 years old.

3. Guaranteed Lifetime Withdrawal Benefit section, GLWB Accumulation Phase (page 60 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to allow an initial allocation to a GLWB Rider before the Owner attains the age of 86, rather than 85 years old.

D. Allowing Transfers among Covered Funds without Incurring a 90 Day Transfer Restriction

1. Types of Excess Withdrawals section (page 64 in the attached STA GWLA Courtesy Copy). The disclosure has been revised to allow Transfers between Covered Funds without incurring a 90 day restriction on subsequent Transfers or Contributions into a GLWB Rider. Transfers or Withdrawals out of the GLWB Rider (rather than Transfers among the Covered Funds) will continue to incur the 90 day Transfer restriction.

2. Types of Excess Withdrawals section, Termination of a GLWB Rider (page 73 of the attached STA GWLA Courtesy Copy). The disclosure has been revised to allow Transfers between Covered Funds without incurring a 90 day restriction on subsequent Transfers or Contributions into a GLWB Rider. Transfers or Withdrawals out of the GLWB Rider (rather than Transfers among the Covered Funds) will continue to incur the 90 day Transfer restriction.

E. Changing Rate Sheet Supplements to Divide the Age 70-79 Band into Age 70-74, and Age 75-70 Bands

1. Rate Sheet Supplement (pages 1, 2, and 3 of the attached STA GWLA Rate Sheet Supplement Courtesy Copy). The disclosure has been revised to provide for an additional age band (presently, the Rate Sheet Supplements have a single band for ages 70-79; the revisions divide that band into ages 70-74 and ages 75-79).

F. Changing Rate Sheet Supplement Tables to Reflect both Single GAW% and Joint GAW% in one Table

1. Rate Sheet Supplement (pages 1, 2, and 3 of the attached STA GWLA Rate Sheet Supplement Courtesy Copy). The disclosures have been revised to provide tables that include both single GAW%s and Joint GAW%s (presently, the Rate Sheet Supplements have separate tables for single GAW%s and Joint GAW%s), as well as to display the Distribution Credit applicable to each age band within the Secure Income Max GLWB Rider.

G. Additional Changes

In addition to the above changes, the Registrants have made other non-material editorial revisions to increase the clarity of existing disclosures.

II.	Request for Selective Review

The Registrants respectfully request selective review of the Amendments pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrants note that, in the

2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the [Registrant] or other [Registrants] in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrants state as follows:

(i)	The material changes made in the Amendments from the prior filings relate to the following disclosure, which may be summarized as follows:
•	endorsements to the STA and STII5 Contracts that permit Contract Owners to pre-select the Death Benefit payout option for specific Beneficiaries and specific Contingent Beneficiaries;
•	increasing the Guarantee Benefit Fee applicable to the Great-West Secure Income Foundation GLWB Rider for applications signed on or after May 1, 2018;
•	allowing the GLWB Riders to be elected prior to the Owner’s 86th birthday, rather than the 85th birthday;
•	allowing Transfers among Covered Funds without incurring a 90 day restriction on subsequent Covered Fund Contributions;
•	revising Rate Sheet Supplements to provide for an additional age band; and
•	revising Rate Sheet Supplements to provide tables that include both single GAW%s and Joint GAW%s, as well as display the Distribution Credit applicable to each age band within the Secure Income Max GLWB Rider.

(ii)	Other than the material changes noted above in (i), the Registrants believe there are no specific areas in the Amendments that warrant particular attention.

Accordingly, the Registrants respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in each prospectus.

*        *         *

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-0415, or contact me via email at brian.stallworth@greatwest.com.

Sincerely,

/s/ Brian G. Stallworth
Brian G. Stallworth, Counsel
Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

cc:	Frank Buda, Esq.

    Division of Investment Management

    Disclosure Review Office No. 3